TCM & Co, LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
5001 Art Commission	240.00
5002 Event	56,504.98
5003 F&B	784,498.70
5004 Grant	54,493.75
5005 Membership	5,238.00
5007 Sublease	58,000.00
Total Income	**$958,975.43**
Cost of Goods Sold	
5500 Beverage	118,225.57
Total Cost of Goods Sold	**$118,225.57**
GROSS PROFIT	**$840,749.86**
Expenses	
6001 Accounting	4,326.00
6002 Advertising/Marketing	8,632.38
6003 Bank Charges	922.12
6004 Cleaning	16,464.48
6007 Credit/Collection Costs (Melio)	38.10
6012 Equipment	94,796.05
6014 Equipment Rental	1,847.47
6015 Events/Programs	70,592.67
6017 Independent Contractors	64,438.60
6018 Insurance	
6018.1 Other	12,229.72
Total 6018 Insurance	**12,229.72**
6019 Interest Paid	4,084.77
6020 Internet	288.92
6022 Legal/Professional Fees	6,847.90
6023 M&E	852.31
6024 Membership Expenses	5,794.39
6025 Miscellaneous	2,660.08
6027 Outside Services/Contractors	2,370.00
6028 Payroll Processing Fees	1,725.24
6029 Postage/Shipping	273.10
6030 Rent or Lease of Buildings	157,000.00
6031 Repair/Maintenance	149,113.21
6033 Salaries/Wages	
6033.1 Payroll	226,782.96
6033.2 Taxes	44,829.57
Total 6033 Salaries/Wages	**271,612.53**
6034 Security	10,558.87
6035 Software/Technology	6,498.86

TCM & Co, LLC

Profit and Loss

January - December 2023

	TOTAL
6036 Supplies	29,081.87
6037 Taxes/Licenses	
6037.1 Sales and Use Tax	73,060.47
6037.2 Other	8,566.03
Total 6037 Taxes/Licenses	**81,626.50**
6039 Utilities	16,677.00
6040 zOther	
Reimbursements	546.96
Total 6040 zOther	**546.96**
Total Expenses	**$1,021,900.10**
NET OPERATING INCOME	$ -181,150.24
Other Income	
5099 Interest Earned	13.99
Total Other Income	**$13.99**
NET OTHER INCOME	**$13.99**
NET INCOME	**$ -181,136.25**

TCM & Co, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 WF Chkg - 1333	1,556.54
1002 WF Svgs - 1341	1,857.60
1003 Savings - 0025	15,369.03
1004 Savings - 3835	26,579.47
Total Bank Accounts	**$45,362.64**
Total Current Assets	**$45,362.64**
Other Assets	
1100 Security Deposits	32,000.00
Total Other Assets	**$32,000.00**
TOTAL ASSETS	**$77,362.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2100 CC - 4793/8139	9,998.19
2150 LOC -1639	8,986.76
Total Credit Cards	**$18,984.95**
Other Current Liabilities	
2200 DC Sales Tax	26,000.96
Total Other Current Liabilities	**$26,000.96**
Total Current Liabilities	**$44,985.91**
Long-Term Liabilities	
2500 Banneker	20,000.00
2510 Gerri Hall	30,000.00
2520 HMFI	16,510.87
2530 Intuit	1,832.90
2550 X - Affirm (deleted)	1,479.60
2560 X - Credit Key (deleted)	2,337.25
2570 X - Leaf	33,442.14
Total Long-Term Liabilities	**$105,602.76**
Total Liabilities	**$150,588.67**

TCM & Co, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
3100 Adjustments to Partner Equity - Camille (20%)	-44,387.30
3100.1 Charitable Contribution	-538.80
3100.2 Partner Contributions	48,379.20
3100.3 Partner Distributions	-100.00
Total 3100 Adjustments to Partner Equity - Camille (20%)	**3,353.10**
3200 Adjustments to Partner Equity - Imani (20%)	-44,387.30
3200.1 Charitable Contribution	-538.80
3200.2 Partner Contributions	11,804.20
3200.3 Partner Distributions	-100.00
Total 3200 Adjustments to Partner Equity - Imani (20%)	**-33,221.90**
3300 Adjustments to Partner Equity - Maia (20%)	-44,387.30
3300.1 Charitable Contribution	-538.80
3300.2 Partner Contributions	59,034.20
3300.3 Partner Distributions	-12,140.00
Total 3300 Adjustments to Partner Equity - Maia (20%)	**1,968.10**
3400 Adjustments to Partner Equity - Nicholas (20%)	-44,387.30
3400.1 Charitable Contribution	-538.80
3400.2 Partner Contributions	13,480.20
3400.3 Partner Distributions	-100.00
Total 3400 Adjustments to Partner Equity - Nicholas (20%)	**-31,545.90**
3500 Adjustments to Partner Equity - Tau (20%)	-44,387.28
3500.1 Charitable Contribution	-538.80
3500.2 Partner Contributions	34,175.65
3500.3 Partner Distributions	-3,029.00
Total 3500 Adjustments to Partner Equity - Tau (20%)	**-13,779.43**
3999 Retained Earnings	181,389.25
Net Income	-181,389.25
Total Equity	**$ -73,226.03**
TOTAL LIABILITIES AND EQUITY	**$77,362.64**

TCM & Co, LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-181,389.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2000 Accounts Payable (A/P)	0.00
2100 CC - 4793/8139	7,535.09
2150 LOC -1639	3,811.56
2200 DC Sales Tax	26,000.96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**37,347.61**
Net cash provided by operating activities	**$ -144,041.64**
FINANCING ACTIVITIES	
2500 Banneker	20,000.00
2510 Gerri Hall	30,000.00
2520 HMFI	16,510.87
2530 Intuit	1,832.90
2550 X - Affirm (deleted)	1,479.60
2560 X - Credit Key (deleted)	2,337.25
2570 X - Leaf	33,442.14
3100 Adjustments to Partner Equity - Camille (20%)	-36,277.85
3100.1 Adjustments to Partner Equity - Camille (20%):Charitable Contribution	-300.00
3100.2 Adjustments to Partner Equity - Camille (20%):Partner Contributions	25,210.97
3100.3 Adjustments to Partner Equity - Camille (20%):Partner Distributions	-100.00
3200 Adjustments to Partner Equity - Imani (20%)	-36,277.85
3200.1 Adjustments to Partner Equity - Imani (20%):Charitable Contribution	-300.00
3200.2 Adjustments to Partner Equity - Imani (20%):Partner Contributions	4,085.97
3200.3 Adjustments to Partner Equity - Imani (20%):Partner Distributions	-100.00
3300 Adjustments to Partner Equity - Maia (20%)	-36,277.85
3300.1 Adjustments to Partner Equity - Maia (20%):Charitable Contribution	-300.00
3300.2 Adjustments to Partner Equity - Maia (20%):Partner Contributions	39,310.97
3300.3 Adjustments to Partner Equity - Maia (20%):Partner Distributions	-12,140.00
3400 Adjustments to Partner Equity - Nicholas (20%)	-36,277.85
3400.1 Adjustments to Partner Equity - Nicholas (20%):Charitable Contribution	-300.00
3400.2 Adjustments to Partner Equity - Nicholas (20%):Partner Contributions	4,960.97
3400.3 Adjustments to Partner Equity - Nicholas (20%):Partner Distributions	-100.00
3500 Adjustments to Partner Equity - Tau (20%)	-36,277.85
3500.1 Adjustments to Partner Equity - Tau (20%):Charitable Contribution	-300.00
3500.2 Adjustments to Partner Equity - Tau (20%):Partner Contributions	6,799.90
3500.3 Adjustments to Partner Equity - Tau (20%):Partner Distributions	-1,100.00
3999 Retained Earnings	181,389.25
Net cash provided by financing activities	**$170,931.54**
NET CASH INCREASE FOR PERIOD	**$26,889.90**
Cash at beginning of period	18,472.74
CASH AT END OF PERIOD	**$45,362.64**